FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

1st November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 1st November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 1, 2018	808,947	2506.00	2410.50	2443.59	LSE
November 1, 2018	358,258	2505.50	2410.50	2443.01	Cboe Europe Equities (CXE)
November 1, 2018	106,322	2495.50	2412.00	2442.85	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0111181752-9ABC_Shell_RNS_01.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

2nd November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 2nd November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 2, 2018	824,508	2451.50	2397.00	2429.88	LSE
November 2, 2018	379,220	2451.50	2396.50	2427.69	Cboe Europe Equities (CXE)
November 2, 2018	76,459	2448.50	2398.00	2430.57	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0211181713-73C7_Shell_RNS_02.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

5th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 5th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 5, 2018	750,221	2445.50	2391.50	2425.02	LSE
November 5, 2018	360,328	2445.00	2392.00	2424.02	Cboe Europe Equities (CXE)
November 5, 2018	87,063	2445.00	2394.00	2425.74	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0511181700-565E_Shell_RNS_05.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

6th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 6th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 6, 2018	869,782	2436.50	2407.50	2421.93	LSE
November 6, 2018	408,686	2436.50	2408.00	2421.90	Cboe Europe Equities (CXE)
November 6, 2018	81,276	2436.00	2408.00	2421.82	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0611181652-AA41_Shell_RNS_06.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

7th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 7th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 7, 2018	333,018	2471.00	2416.50	2441.96	Cboe Europe Equities (CXE)
November 7, 2018	712,222	2470.50	2415.00	2441.75	LSE
November 7, 2018	73,569	2470.50	2417.00	2445.21	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0711181708-1316_Shell_RNS_07.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

8th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 8th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 8, 2018	885,420	2449.50	2408.00	2430.00	LSE
November 8, 2018	354,677	2449.50	2407.50	2428.98	Cboe Europe Equities (CXE)
November 8, 2018	100,515	2445.50	2409.50	2429.96	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0811181701-7348_Shell_RNS_07.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

9th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 9th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid per share (GBp)	Lowest price paid per share (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 9, 2018	897,747	2410.00	2389.00	2398.75	LSE
November 9, 2018	388,724	2410.00	2389.00	2398.70	Cboe Europe Equities (CXE)
November 9, 2018	82,369	2410.00	2389.00	2399.64	Cboe Europe Equities (BXE)
November 9, 2018	1,368,840	2410.00	2389.00	2398.79	Total

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0911181702-9046_Shell_RNS_09.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

12th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 12th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 12, 2018	618,006	2468.00	2432.50	2448.59	LSE
November 12, 2018	277,934	2468.00	2434.00	2449.00	Cboe Europe Equities (CXE)
November 12, 2018	63,033	2467.50	2434.00	2449.71	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1211181705-D732_Shell_RNS_12.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

13th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 13th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 13, 2018	1,203,947	2420.00	2356.50	2386.49	LSE
November 13, 2018	493,123	2420.00	2357.00	2388.41	Cboe Europe Equities (CXE)
November 13, 2018	134,051	2418.50	2358.50	2386.67	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1311181704-BED0_Shell_RNS_13.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

14th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 14th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 14, 2018	1,171,370	2388.00	2329.00	2362.18	LSE
November 14, 2018	491,925	2388.50	2330.00	2362.73	Cboe Europe Equities (CXE)
November 14, 2018	135,578	2388.00	2329.50	2362.80	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1411181705-C4C0_Shell_RNS_14.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

15th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 15th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 15, 2018	1,211,229	2392.00	2337.50	2369.25	LSE
November 15, 2018	502,560	2392.50	2338.00	2367.88	Cboe Europe Equities (CXE)
November 15, 2018	135,154	2390.00	2337.50	2369.22	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1511181745-3740_Shell_RNS_15.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

16th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 16th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 16, 2018	769,023	2436.50	2391.00	2411.72	LSE
November 16, 2018	394,376	2432.50	2391.50	2411.34	Cboe Europe Equities (CXE)
November 16, 2018	78,824	2432.00	2391.50	2411.63	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1611181734-83E4_Shell_RNS_16.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

19th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 19th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 19, 2018	1,062,791	2421.00	2389.50	2403.97	LSE
November 19, 2018	467,336	2421.00	2389.50	2403.81	Cboe Europe Equities (CXE)
November 19, 2018	111,780	2421.00	2390.00	2403.60	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1911181705-C342_Shell_RNS_19.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

20th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 20th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 20, 2018	1,259,329	2403.50	2333.50	2371.90	LSE
November 20, 2018	504,375	2403.50	2334.00	2372.81	Cboe Europe Equities (CXE)
November 20, 2018	121,824	2403.50	2336.50	2372.81	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2011181729-F9AA_Shell_RNS_20.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

21st November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 21st November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 21, 2018	828,607	2405.00	2354.00	2384.17	LSE
November 21, 2018	376,739	2405.00	2351.00	2385.80	Cboe Europe Equities (CXE)
November 21, 2018	86,287	2405.00	2354.50	2383.94	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2111181659-46E2_Shell_RNS_21.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

22nd November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 22nd November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 22, 2018	950,278	2417.50	2370.50	2388.00	LSE
November 22, 2018	398,554	2417.50	2370.50	2388.52	Cboe Europe Equities (CXE)
November 22, 2018	109,120	2416.50	2370.50	2388.69	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2211181717-F8E0_Shell_RNS_22.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

23rd November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 23rd November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 23, 2018	1,322,647	2388.00	2289.00	2325.89	LSE
November 23, 2018	494,541	2388.00	2289.00	2328.54	Cboe Europe Equities (CXE)
November 23, 2018	194,419	2387.50	2289.00	2314.87	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2311181717-D716_Shell_RNS_23.11.2018_CC.pdf

Enquiries

Shell Media RelationsInternational, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

26th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 26th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 26, 2018	1,083,729	2375.00	2320.00	2347.53	LSE
November 26, 2018	491,093	2375.00	2323.50	2346.52	Cboe Europe Equities (CXE)
November 26, 2018	127,324	2375.00	2323.50	2345.43	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2611181715-BE4F_Shell_RNS_26.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

27th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 27th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 27, 2018	1,197,776	2365.50	2329.50	2345.89	LSE
November 27, 2018	512,134	2364.50	2329.50	2345.53	Cboe Europe Equities (CXE)
November 27, 2018	136,358	2365.00	2332.00	2346.03	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2711181721-4D4E_Shell_RNS_27.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

28th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 28th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 28, 2018	1,009,489	2374.50	2333.50	2346.11	LSE
November 28, 2018	472,266	2373.00	2333.50	2346.76	Cboe Europe Equities (CXE)
November 28, 2018	120,165	2374.50	2334.50	2346.15	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2811181714-A735_Shell_RNS_28.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

29th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 29th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 29, 2018	450,689	2380.00	2329.00	2351.68	LSE
November 29, 2018	233,812	2380.00	2331.50	2352.43	Cboe Europe Equities (CXE)
November 29, 2018	51,447	2379.00	2331.50	2351.92	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2911181724-86F0_Shell_RNS_29.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

30th November, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on 30th November 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
November 30, 2018	771,283	2385.00	2360.50	2373.19	LSE
November 30, 2018	321,134	2385.00	2361.50	2373.12	Cboe Europe Equities (CXE)
November 30, 2018	71,412	2384.00	2362.00	2372.97	Cboe Europe Equities (BXE)

These share purchases form part of the second tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the second tranche of its share buyback programme on November 1, 2018.

In respect of this programme, Morgan Stanley & Co. International plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from November 1, 2018 up to and including January 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International plc on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-3011181720-1C85_Shell_RNS_30.11.2018_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: December 3, 2018